EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Six Months Ended June 28

	2003	2002

Net income	$872	$780

Basic earnings per share weighted average shares	3,763	4,056

Net effect of dilutive stock options	54	107

Diluted earnings per share weighted average shares	3,893	4,163

Basic earnings per share	$.23	$.19

Diluted earnings per share	$.22	$.19